================================================================================
SEC 1746  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
 (2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================

                                                       =========================
                                                       OMB APPROVAL
                                                       =========================
                   UNITED STATES                       OMB Number: 3235-0145
         SECURITIES AND EXCHANGE COMMISSION            =========================
               WASHINGTON, D.C. 20549                  Expires: October 31, 2002
                                                       =========================
                                                       Estimated average burden
                                                       hours per response...14.9
                                                       =========================


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. ONE)

                       MITCHELL ENERGY & DEVELOPMENT CORP.
================================================================================
                                (Name of Issuer)

                      Class A Common Stock, $0.10 par value
================================================================================
                         (Title of Class of Securities)

                                   606592 20 2
================================================================================
                                 (CUSIP Number)


                              Spiros N. Vassilakis
                              2002 Timberloch Place
                             The Woodlands, TX 77380
                                  713/377-5609
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2000
================================================================================
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         George P. Mitchell
         Social Security Number:  ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF                          (a) [ ]
     A GROUP                                                           (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR  2(e)                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

--------------------------------------------------------------------------------
           NUMBER                     7.  SOLE VOTING POWER
             OF                           26,930,171
    SHARES BENEFICIALLY               ------------------------------------------
            OWNED                     8.  SHARED VOTING POWER
             BY                           1,022,506
            EACH                      ------------------------------------------
          REPORTING                   9.  SOLE DISPOSITIVE POWER
           PERSON                         26,930,171
            WITH                      ------------------------------------------
                                      10. SHARED DISPOSITIVE POWER
                                          1,022,506
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON
                          27,952,677
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                           [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      56.9%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Cynthia Woods Mitchell
         Social Security Number:  ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF                      (a) [ ]
     A GROUP                                                       (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     00
--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

--------------------------------------------------------------------------------
                                      7.  SOLE VOTING POWER
           NUMBER                                  -0-
             OF                       ------------------------------------------
    SHARES BENEFICIALLY               8.  SHARED VOTING POWER
            OWNED                                  1,022,506
             BY                       ------------------------------------------
            EACH                      9.  SOLE DISPOSITIVE POWER
          REPORTING                                -0-
           PERSON                     ------------------------------------------
            WITH                      10. SHARED DISPOSITIVE POWER
                                                   1,022,506
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON
                      1,022,506
--------------------------------------------------------------------------------
12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                        [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      2.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

         This statement relates to the Class A Common Stock, $0.10 par value (the "Class A Common Stock"), of Mitchell Energy & Development Corp., a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 2001 Timberloch Place, The Woodlands, Texas 77380.

Item 2.           Identity and Background.

         (a) - (b) This statement is filed by George P. Mitchell, whose principal business address is 2001 Timberloch Place, The Woodlands, Texas 77380, and his wife, Cynthia Woods Mitchell, whose principal business mailing address is P. O. Box 7719, The Woodlands, Texas 77387.

         (c) Mr. Mitchell's principal occupation is Chairman of the Board and Chief Executive Officer of the Company. Mrs. Mitchell is a homemaker.

         (d) During the last five years, neither Mr. nor Mrs. Mitchell has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Mr. nor Mrs. Mitchell has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. and Mrs. Mitchell are citizens of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         Mr. Mitchell and Mrs. Mitchell acquired 13,669,255 and 511,253 shares of Class A Common Stock, respectively, on June 29, 2000, in connection with the reclassification by the Company of its Class B Common Stock ("Class B Stock") into shares of Class A Common Stock. The reclassification was proposed by the Board of Directors of the Company for the reasons described in the Company's Proxy Statement, dated May 25, 2000, and was authorized by the Company's shareholders on June 28, 2000, at the Company's Annual Shareholder Meeting. The proposal resulted in an amendment to the Company's Restated Articles of Incorporation that became effective as of 4:00 p.m., New York City time, on June 29, 2000, combining the Company's two classes of common stock into a single class of voting common stock by reclassifying each issued share of Class B Stock into one share of Class A Common Stock. Thus, Mr. and Mrs. Mitchell acquired their additional shares of Class A Common Stock by operation of law and without payment of any funds or consideration.

Item 4.           Purpose of Transaction.

         As indicated above in Item 3, Mr. and Mrs. Mitchell acquired their additional shares of Class A Common Stock on June 29, 2000, in connection with the Company's reclassification of its Class B Stock. Prior to the reclassification, Mr. Mitchell and Mrs. Mitchell beneficially owned 64.0% and 2.3%, respectively, of the Class A Common Stock, the only voting securities of the Company, and immediately following the reclassification, they continued to own approximately 54.8% and 2.1%, respectively, of the only voting securities of the Company, the Class A Common Stock.

         Reference is made to the discussion of the Company's reclassification amendment at pages 15-19 of the Proxy Statement referred to in Item 3, which is incorporated herein by reference. Reclassification of the Class B Stock will result in the delisting of the Class B Stock on the New York Stock Exchange. Otherwise, neither Mr. Mitchell nor Mrs. Mitchell currently has specific plans or proposals that would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

         (a) Mr. Mitchell beneficially owns 27,952,677 shares of Class A Common Stock, representing approximately 56.9% of the Class A Common Stock outstanding. Mrs. Mitchell beneficially owns 1,022,506 shares of Class A Common Stock, representing approximately 2.1% of the Class A Common Stock outstanding.

         (b) Mr. Mitchell has sole voting and dispositive power with respect to all 26,930,171 shares of Class A Common Stock which he owns. Mr. and Mrs. Mitchell may be deemed to share voting and dispositive power with respect to the 1,022,506 shares of Class A Common Stock which Mrs. Mitchell owns. Mr. Mitchell disclaims beneficial ownership of the shares of Class A Common Stock indicated as being beneficially owned by Mrs. Mitchell in Item 5(a) and Mrs. Mitchell disclaims beneficial ownership of the shares of Class A Common Stock indicated as being beneficially owned by Mr. Mitchell in Item 5(a).

         (c) Except as described in Item 3 hereof, neither Mr. Mitchell nor Mrs. Mitchell has engaged in any transactions in shares of the Class A Common Stock within the past 60 days.

         (d) None.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits.

         The Joint Filing Agreement between George P. Mitchell and Cynthia Woods Mitchell is filed as Exhibit 1.1 hereto.

         Pages 15-19 and Exhibit A of the Company's Proxy Statement, dated May 25, 2000 are filed as Exhibit 1.2 hereto.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 29, 2000





/s/ GEORGE P. MITCHELL
-----------------------
George P. Mitchell





/s/ CYNTHIA WOODS MITCHELL
---------------------------
Cynthia Woods Mitchell

                                  EXHIBIT INDEX




   Exhibits
   --------
    1.1        Joint Filing Agreement between George P. Mitchell and Cynthia
                Woods Mitchell

    1.2        Proposed Amendment to Restated Articles